UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue de la Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 10.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.0%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.0%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 175,099,384
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 175,099,384
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 175,099,384
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 48.4%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 175,099,384
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 175,099,384
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 175,099,384
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 48.4%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 175,099,384
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 175,099,384
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 175,099,384
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 48.4%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 175,099,384
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 175,099,384
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 175,099,384
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 48.4%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 175,099,384
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 175,099,384
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 175,099,384
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 48.4%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Amaury Wittouck
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 175,099,384
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 175,099,384
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 175,099,384
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 48.4%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus US Partners LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,451,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,451,204
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,204
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,451,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,451,204
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,204
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,864,472
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,864,472
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,864,472
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.9%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 361,492,295 shares of Issuer Common Stock outstanding. See Item 5.

EXPLANATORY NOTE

This Amendment No. 22 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018, Amendment No. 15 thereto filed on December 16, 2020, Amendment No. 16 thereto filed on January 5, 2021, Amendment No. 17 thereto filed on January 21, 2021, Amendment No. 18 thereto filed on August 1, 2022, Amendment No. 19 thereto filed on August 9, 2022, Amendment No. 20 thereto filed on June 6, 2023 and Amendment No. 21 thereto filed on March 13, 2024 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

As previously disclosed in Amendment No. 21, on March 13, 2024, Artal International S.C.A. acquired 1,150,922 shares of Preferred Stock. Each share of Preferred Stock would automatically convert into 50 shares (subject to adjustments) of Issuer Common Stock immediately following the satisfaction of all of the following conditions: (i) the approval of the New Charter by the shareholders of the Issuer at the Annual Meeting; (ii) the adoption of the New Charter by the Issuer’s board of directors; and (iii) the filing and acceptance of the New Charter with and by the Secretary of State of the State of Delaware. On May 10, 2024, all conditions were met, and the 1,150,922 shares of Preferred Stock directly held by Artal International S.C.A. automatically converted into 57,546,100 shares of Issuer Common Stock.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of the Statement are hereby amended and restated in their entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) Invus Public Equities, L.P. is the record and beneficial owner of 3,516,214 shares of Issuer Common Stock, representing approximately 1.0% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. The Geneva branch of Artal International S.C.A., as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC and the Geneva branch of Artal International S.C.A. disclaims such beneficial ownership.

Invus, L.P. is the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 38,918,903 shares of Issuer Common Stock, representing approximately 9.8% and approximately 10.8% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership.

Artal International S.C.A. is the record owner of 136,180 481 shares of Issuer Common Stock and the beneficial owner of 175,099,384 shares of Issuer Common Stock, representing approximately 37.7% and approximately 48.4% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of Invus Advisors, LLC, and through its Geneva branch, as the managing member of Invus Public Equities Advisors, LLC, controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that the Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, the Stichting and Mr. Amaury Wittouck disclaims such beneficial ownership.

Invus US Partners LLC is the record and beneficial owner of 5,451,204 shares of Issuer Common Stock, representing approximately 1.5% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus US Partners LLC, controls Invus US Partners LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus US Partners LLC. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Each of Ulys, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Mr. Debbane is the beneficial owner of 6,864,472 shares of Issuer Common Stock representing approximately 1.9% of the outstanding shares of Issuer Common Stock including 1,348,879 shares of Issuer Common Stock owned directly by Mr. Debbane, representing approximately 0.4% of the outstanding shares of Issuer Common Stock and an additional 64,389 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Mr. Debbane also holds unvested stock options to purchase an additional 13,240 shares of Issuer Common Stock scheduled to vest on various vesting dates. In addition to the above, as part of his non-employee director compensation, on May 13, 2024, the Issuer granted to Mr. Debbane 36,810 RSUs which will vest in full on the first anniversary of grant date and options to purchase 44,906 shares of Issuer Common Stock which will vest as to 1/3 on each of the first 3 anniversaries of grant date.

The Reporting Persons collectively beneficially own 181,963,856 shares of Issuer Common Stock, representing approximately 50.3% of the outstanding shares of Issuer Common Stock. Calculations of the percentage of shares of Issuer Common Stock beneficially owned are based on 361,492,295 shares of Issuer Common Stock outstanding as of May 10, 2024, as disclosed in the registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on May 10, 2024.

Mr. Amouyal beneficially owns 248,364 shares of Issuer Common Stock held directly and an additional 64,389 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 167,055 shares of Issuer Common Stock held directly and an additional 64,389 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Each of Messrs. Amouyal and Sobecki also holds unvested stock options to purchase an additional 13,240 shares of Issuer Common Stock scheduled to vest on various vesting dates. Shares of Issuer Common Stock beneficially owned by each of Messrs. Amouyal, Guimarães and Sobecki represent less than 1% of the number of outstanding shares of Issuer Common Stock. In addition to the above, as part of their non-employee director compensation, on May 13, 2024, the Issuer granted to each of Messrs. Amouyal and Sobecki 36,810 RSUs which will vest in full on the first anniversary of grant date and options to purchase 44,906 shares of Issuer Common Stock which will vest as to 1/3 on each of the first 3 anniversaries of grant.

(c) Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2024

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

INVUS ADVISORS, L.L.C.

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Chief Financial Officer

ARTAL INTERNATIONAL S.C.A.

By: ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pierre Claudel
Name:	Pierre Claudel
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

AMAURY WITTOUCK

By:	/s/ Amaury Wittouck

INVUS US PARTNERS LLC

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Authorized Person

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane